April 17, 2019
Orrick, Herrinton & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025-1015 +1 650 614 7400 orrick.com Christopher J. Austin E caustin@orrick.com D +1 212 506 5234 M +1 781 325 6689
VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E
Mail Stop 3030
Washington, D.C. 20549
Attn:    Timothy S. Levenberg, Special Counsel
Parhaum J. Hamidi, Staff Attorney
Wei Lu, Staff Accountant
Jennifer O’Brien, Staff Accountant

Re:	Beyond Meat, Inc.
Registration Statement on Form S-1
File No. 333-228453

Ladies and Gentlemen:
On behalf of Beyond Meat, Inc. (the “Company”), we are providing the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with a supplemental submission regarding the proposed disclosure of the Company’s selected preliminary estimated results for the three months ended March 30, 2019 (the “Estimated Financial Results”). The Company intends to include the Estimated Financial Results in an amendment to the above-referenced Registration Statement (the “Registration Statement”) which the Company intends to file with the Securities and Exchange Commission on the date it commences the roadshow for its initial public offering.
We have attached as Exhibit A to this letter a draft of the “Summary—Recent Developments—Preliminary Financial Results for the Three Months Ended March 30, 2019” section that presents results as of and for the three months ended March 30, 2019, compared to the Company’s results as of and for the three months ended March 31, 2018. The information in Exhibit A shows the categories of the Estimated Financial Results expected to be presented, only some of the values of which are currently available. We have included our proposed presentation of Net Revenue, to give context to the proposed disclosure. The balance of the Estimated Financial Results are expected to be available by April 17, 2019, at which time the Company intends to provide the Staff with such results, including a discussion regarding any material changes between the two periods and other information that may be helpful to investors in understanding the preliminary results presented.

April 17, 2019

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 506-5234 or on my mobile phone at (781) 325-6689.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Christopher J. Austin
Christopher J. Austin

cc:	Ethan Brown
Mark Nelson
Cathy Birkeland
Latham & Watkins LLP
Brian Nussbaum
Deloitte & Touche LLP
Harold Yu
Lynne T. Hirata
Orrick, Herrington & Sutcliffe LLP

EXHIBIT A
Recent Developments
This recent developments section includes forward-looking statements. All statements contained herein other than statements of historical facts, including, without limitation, statements regarding our expectations regarding our financial and operating results for the three months ended March 30, 2019, and our future financial and business performance, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “will” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks and uncertainties, including, without limitation, risks related to our rapid growth and ability to sustain our revenue growth rate, competition in the markets in which we operate, market growth and our ability to innovate and manage our growth. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.
Preliminary Financial Results for the Three Months Ended March 30, 2019
The following preliminary financial information for the three months ended March 30, 2019 is based upon our estimates and subject to completion of our financial closing procedures. Moreover, these data have been prepared solely on the basis of currently available information by, and are the responsibility of, Beyond Meat. This information should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited or reviewed, and does not express an opinion with respect to, these data. This summary is not a comprehensive statement of our financial results for this period, and our actual results may differ from these estimates due to the completion of our financial closing procedures and final adjustments and other developments that may arise between now and the time our final quarterly financial statements are completed. Our actual results for the three months ended March 30, 2019 will not be available until after this offering is completed. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control.
We have prepared estimates of the following preliminary financial data for the three months ended March 30, 2019.

Statements of Operations Data	Three months ended March 30, 2019		Percent Change Three months ended March 31, 2018 versus March 30, 2019
	Range		Range
	Low	High	Low	High
	$	$	%	%
Revenues (by platform)[1]
Fresh Platform	$36,700	$38,600	282%	302%
Frozen Platform	4,300	4,400	(9)%	(7)%
Less Discounts	(3,000)	(3,000)	91%	91%
Total Net Revenues	38,000	40,000	197%	213%
	$	$	%	%

Revenues (by distribution)
Revenues Retail	$18,500	$19,500	99%	110%
Revenues-Foodservice	19,500	20,500	459%	488%
Total net revenues	38,000	40,000	197%	213%

Cost of goods sold
Gross (loss) profit
Gross margin
Loss from operations
Cash flow from operating activities

	Three months ended March 30, 2019
Balance Sheet Data	Range
	Low		High

Cash and cash equivalents	$		$
Working Capital
Long-term debt
Total Net Revenues
The increase in our preliminary estimated total net revenues for the three months ended March 30, 2019 compared to the three months ended March 31, 2018 was driven primarily by increased sales of The Beyond Burger as we expanded the number of retail and foodservice points of distribution in which our flagship product was sold, and as we increased our production capacity. We discontinued our frozen chicken strips product line during the first quarter of 2019, which caused net revenues (frozen) to decline as we continue to concentrate more on our fresh product lines.
______________________
1 We look at our Net Revenues both by platform (fresh versus frozen) and by distribution channel (retail versus foodservice). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Components of Our Results of Operations and Trends and Other Factors Affecting Our Business-Net Revenues” for more information on these measures.

Gross Profit and Gross Margin
Our preliminary estimated gross profit for the three months ended March 30, 2019 compared to the three months ended March 31, 2018 improved by between $          million and $          million. The improvement in gross profit and gross margin was primarily due to improved production processes and capacity and an increase in the amount of product sold, resulting in the ability to leverage our fixed costs across a greater amount of revenue. The greater proportion of product revenues from our fresh platform also contributed to the improvement in margin, due to a higher net selling price per pound of products in our fresh versus frozen platform.
Loss from Operations
Our preliminary estimated loss from operations for the three months ended March 30, 2019 compared to the three months ended March 31, 2018 increased by between $          and $          , primarily due to increased expenses across our business to support our growth. The increased expenses included increases in selling, general and administrative as we prepare to become a public company and support our larger operations, as well as continued increases in our research and development budget as we continue to focus on innovation.
Cash Flow from Operating Activities
The increase in cash flow from operating activities for the three months ended March 30, 2019 compared to the three months ended March 31, 2018 was driven by improvements in our operating margin and increase in revenues.